BANCOLOMBIA S.A. ANNOUNCES FILING OF SURVEY “CODIGO PAIS”

Medellín, Colombia, April 10, 2013

Bancolombia S.A. announces that today it submitted, through the system authorized by the Superintendency of Finance, the survey regarding its corporate governance practices from January to December 2012 (Encuesta de Mejores Practicas Corporativas “Código País”).

The survey and the answers provided by the Bank can be found on Bancolombia’s website at www.grupobancolombia.com.co, and through the website of the Superintendency of Finance, www.superfinanciera.gov.co.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837